                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)<F*>

                          High Country Bancorp, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   42965Q107
                          --------------------------
                                (CUSIP Number)

                                   12/31/98
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [     X     ]     Rule 13d-1(b)
            [     X     ]     Rule 13d-1(c)
            [           ]     Rule 13d-1(d)

[FN]
      <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       ------------------
CUSIP No. 42965Q107                                          Page 2 of 9 Pages
---------------------                                       ------------------


==============================================================================
 1    NAMES OF REPORTING PERSONS/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Donald Leigh Koch
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        20,682

   NUMBER OF     -------------------------------------------------------------
     SHARES        6    SHARED VOTING POWER
 BENEFICIALLY           0
   OWNED BY
     EACH        -------------------------------------------------------------
   REPORTING       7    SOLE DISPOSITIVE POWER
    PERSON              130,782
     WITH
                 -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        0
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      130,782<F1>

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           / /

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      9.9%<F2>

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      IN
==============================================================================
[FN]
<F1>  See Item 4 of this Amendment 1 to Schedule 13G.
<F2>  Based upon 1,322,500 shares of Common Stock issued and outstanding as of
      December 31, 1998.

---------------------                                       ------------------
CUSIP No. 42965Q107                                          Page 3 of 9 Pages
---------------------                                       ------------------


==============================================================================
 1    NAMES OF REPORTING PERSONS/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Koch Asset Management, L.L.C.
      43-1746061
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Missouri

------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        0

   NUMBER OF     -------------------------------------------------------------
     SHARES        6    SHARED VOTING POWER
 BENEFICIALLY           0
   OWNED BY
     EACH        -------------------------------------------------------------
   REPORTING       7    SOLE DISPOSITIVE POWER
    PERSON              130,782
     WITH
                 -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        0
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      130,782<F1>

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           / /

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      9.9%<F2>

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      IA
==============================================================================
[FN]
<F1>  See Item 4 of this Amendment 1 to Schedule 13G.
<F2>  Based upon 1,322,500 shares of Common Stock issued and outstanding as of
      December 31, 1998.

---------------------                                       ------------------
CUSIP No. 42965Q107                                          Page 4 of 9 Pages
---------------------                                       ------------------

ITEM 1.        (a)   Name of Issuer:

                     High Country Bancorp, Inc.

               (b)   Address of Issuer's Principal Executive Offices:

                     130 West 2nd Street
                     Salida, Colorado 81201

ITEM 2.        DONALD LEIGH KOCH
               -----------------

               (a)   Name of Person Filing:

                     Donald Leigh Koch

               (b)   Address of Principal Business Offices or, if none,
                     Residence:

                     4 Muirfield Lane
                     St. Louis, Missouri  63141

               (c)   Citizenship:

                     United States

               (d)   Title of Class of Securities:

                     Common Stock, $0.01 par value

               (e)   CUSIP Number:

                     42965Q107

               KOCH ASSET MANAGEMENT, L.L.C.
               -----------------------------

               (a)   Name of Person Filing:

                     Koch Asset Management, L.L.C.

               (b)   Address of Principal Business Offices or, if none,
                     Residence:

                     1293 Mason Road
                     Town and Country, Missouri  63131

               (c)   Citizenship:

                     Missouri

               (d)   Title of Class of Securities:

                     Common Stock, $0.01 par value

               (e)   CUSIP Number:

                     42965Q107

---------------------                                       ------------------
CUSIP No. 42965Q107                                          Page 5 of 9 Pages
---------------------                                       ------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SEC. 240.13D-1(B) OR SEC.SEC. 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)   [        ]     Broker or Dealer registered under Section
                                    15 of the Act (15  U.S.C. 78o)
               (b)   [        ]     Bank as defined in Section 3(a)(6) of the
                                    Act (15 U.S.C. 78c)
               (c)   [        ]     Insurance Company as defined in Section
                                    3(a)(19) of the Act (15 U.S.C. 78c)
               (d)   [        ]     Investment Company registered under
                                    Section 8 of the Investment Company Act
                                    of 1940  (15 U.S.C. 809-8)
               (e)   [   X    ]     An investment adviser in accordance with
                                    SEC. 240.13d-1(b)(1)(ii)(E)
               (f)   [        ]     An employee benefit plan or endowment
                                    fund in accordance with
                                    Sec. 240.13d1(b)(1)(ii)(F)
               (g)   [        ]     A parent holding company or control
                                    person, in accordance with
                                    Sec. 240.13d1(b)(ii)(G)
               (h)   [        ]     A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act (12 U.S.C. 1813)
               (i)   [        ]     A church plan that is excluded from the
                                    definition of an investment company under
                                    section 3(c)(14) of the Investment
                                    Company Act of 1940 (15 U.S.C. 80-a-3)
               (j)   [        ]     Group, in accordance with
                                    Sec. 240.13d1(b)(1)(ii)(J)

               Koch Asset Management, L.L.C. is an investment advisor in accordance with Sec.240.13d-1(b)(1)(ii)(E) and has filed this Amendment 1 to Schedule 13G pursuant to Sec.240.13d-1(b). Donald Leigh Koch has filed this Amendment 1 to Schedule 13G pursuant to Sec.240.13d-1(c).


ITEM 4.        OWNERSHIP.

               The information in Items 1 and 5-11 on each of the cover pages of this Amendment 1 to Schedule 13G is hereby incorporated by reference.

               Koch Asset Management, L.L.C. is a registered investment advisor which furnishes investment advice to individual clients by exercising trading authority over securities held in accounts on behalf of such clients (collectively, the "Managed Portfolios"). In its role as an investment adviser to the Managed Portfolios, Koch Asset Management, L.L.C. has sole dispositive power over the Managed Portfolios and, as a result, may be deemed to be the beneficial owner of shares of High Country Bancorp, Inc. common stock, $0.01 par value (the "Common Stock"), held by such Managed Portfolios. However, Koch Asset Management, L.L.C. does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the Common Stock held in such Managed Portfolios and disclaims any ownership associated with such rights.

---------------------                                       ------------------
CUSIP No. 42965Q107                                          Page 6 of 9 Pages
---------------------                                       ------------------

               Donald Leigh Koch owns 100% of Koch Asset Management, L.L.C.
               and serves as the sole Managing Member of such company. Mr. Koch is filing this joint statement with Koch Asset
               Management, L.L.C. as a result of his ownership of and position in Koch Asset Management, L.L.C., from which Mr. Koch may be deemed to have the power to exercise any dispositive power that Koch Asset Management, L.L.C. may have with respect to the Common Stock held by the Managed Portfolios. In addition, Mr. Koch, individually, owns and holds voting power with respect to Managed Portfolios containing approximately 20,682 shares of Common Stock, or 1.6% of the total number of outstanding shares of Common Stock (the "Koch Shares"). Other than with respect to the Koch Shares, all shares reported herein have been acquired by Koch Asset Management, L.L.C. and Mr. Koch specifically disclaims beneficial ownership over any shares of Common Stock that he or Koch Asset Management, L.L.C. may be deemed to beneficially own. Furthermore, other than with respect to the Koch Shares, Mr. Koch does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
               securities being reported, check the following:              / /

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON.

               Each client of Koch Asset Management, L.L.C. who owns Common Stock in a Managed Portfolio has the right to receive dividends from, or the proceeds from the sale of, the Common Stock held in his or her Managed Portfolio.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable

---------------------                                       ------------------
CUSIP No. 42965Q107                                          Page 7 of 9 Pages
---------------------                                       ------------------

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable

ITEM 10.       CERTIFICATIONS.

               BY KOCH ASSET MANAGEMENT, L.L.C.
               --------------------------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               BY DONALD LEIGH KOCH
               --------------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------                                       ------------------
CUSIP No. 42965Q107                                          Page 8 of 9 Pages
---------------------                                       ------------------
                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


                                                    2/15/99
                                       --------------------------------------
                                                     Date


                                               /s/ Donald Leigh Koch
                                       --------------------------------------
                                                   Signature


                                                Donald Leigh Koch
                                       --------------------------------------
                                                  Name/Title


                                       KOCH ASSET MANAGEMENT, L.L.C.
                                       By:  Donald Leigh Koch, Managing Member


                                                    2/15/99
                                       --------------------------------------
                                                     Date


                                               /s/ Donald Leigh Koch
                                       --------------------------------------
                                                   Signature


                                         Donald Leigh Koch, Managing Member
                                       --------------------------------------
                                                  Name/Title

---------------------                                       ------------------
CUSIP No. 42965Q107                                          Page 9 of 9 Pages
---------------------                                       ------------------

                                 EXHIBIT INDEX
Exhibit 1                     Joint Filing Agreement<F*>




-------------------
<F*>  previously filed